VIA EDGAR AND EMAIL

June 26, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:      Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.
Form 8-K
Filed May 20, 2015
File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Quan Ji Chief Executive Officer of the Company, dated May 29, 2015 (the “Letter”). The Company concurrently is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2015.

Product Description

Energy Heating and Other Products, page 13

1.	We note your revised disclosure in response to prior comment 5. Please advise how the company has these products listed on your Chinese website but has “no current plans to market or sell them.”

RESPONSE:	The Company has agreed to revise its Chinese website to remove references to those products it has no plans to market.

Liquidity and Capital Resources, page 36

2.	We note your response to comment 10 and your disclosure in Note 12. As previously requested, please disclose whether you are in compliance of financial covenants, if any.

RESPONSE:	The Company has informed us that it is in compliance with all financial covenants applicable to it.

Statements of Cash Flows, page F-6

3.	We note your response to comment 11. Please also revise as follows:

•	Reconcile the beginning and ending balances for cash and cash equivalents to the amounts reported in the balance sheets for both periods presented. Note that it should not include restricted cash. Report the increase/ decrease in restricted cash within investing activities. Refer to ASC 230-10-45-4.

RESPONSE:	The Company has revised the cash flow statement in the Amendment to show the change in restricted cash within financing activities.

•	Eliminate all effects of the non-cash transactions and reclassifications, including but not limited to changes in Due from related party within operating activities and financing activities. Refer to ASC 230-10-50-3.

RESPONSE:	The Company has confirmed that all non-cash transactions and reclassifications had already been eliminated before reclassification of the balances of Due from related party within operating activities and financing activities.

Note 3 – Organization and Business Background, page F-7

4.	We note your disclosure that registered capital increased to $28 million on October 16, 2014. Please disclose the number of shares involved and how this transaction is reflected in the Balance Sheet and Statements of Equity. Refer to SAB Topic 4E.

RESPONSE:	The Company has informed us that the increased registered capital of Anhui Renrenjia Solar Co., Ltd. (“Anhui Solar”) of $28 million was subscribed capital rather than paid-in capital, which means Anhui Solar had not received the capital yet on the balance sheet date. Therefore, Anhui Solar updated capital increment information in its articles of incorporation and registered this change in the PCR Administration of Industry and Commerce, but did not record the change in Anhui Solar’s balance sheet and statement of equity. Because Anhui is a limited liability company organized under the laws of China, it does not have shares of capital stock, so no share information can be presented with respect to any increases in registered capital.

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Note 5 – Advances to Suppliers, page F-13

5.	We note the increase in advances to suppliers which significantly exceeded your current year’s cost of goods sold and historical purchases of property, plant and equipment. Explain in your MD&A why you are advancing such amounts to your suppliers and how you expect to recover such costs from your operations. Refer to your project backlog or material sales orders, if any.

RESPONSE:	The Company has revised the relevant disclosure in the MD&A section of the Amendment as most of the advances to suppliers were prepayments for raw materials. Anhui Solar has predicted that there will be a dramatic rise in the price of raw materials in the coming year, therefore the Company made payment to suppliers in advance based on estimated sales in 2015 so as to be able to lock in lower raw materials price in the future.

Note 7 – Due From Related Party, page F-13

6.	We note Mr. Ji and Ms. Li have agreed to fully repay the funds owed by December 31, 2016 which is significantly longer than June 30, 2015, as disclosed in your original Form 8-K. Please describe under your discussion of liquidity in MD&A, (a) the expected timing of the repayment of the amounts due, (b) the ability of Mr. Ji and s. Li to make such repayments, and (c) explain to readers why the repayment terms were extended since your last filing. In addition, since there is not a commitment to repay the amounts owed in cash within one year, it appears a certain amount should be reclassified outside of current assets. Refer to ASC 210-10-45-1 through 45-4.

RESPONSE:	The Company has added the requested disclosure to the MD&A liquidity discussion. The Company has revised the notes to the financial statements in the Amendment in response to this comment. For the balance of $1,416,308 that would be repaid by Ms. Li more than one year out, Anhui Solar has reclassified this amount in its balance sheet as “Due from related parties – non-current.”

7.	We note your response to comment 18. Notwithstanding the new repayment schedule, we continue to believe a roll forward schedule as previously requested should be provided in the notes to the financial statements to provide transparency to the related party collection and payment activities made on behalf of the company.

RESPONSE:	The Company has revised the MD&A Capital Resources discussion and the notes to the financial statements in the Amendment to provide the requested roll forward schedule.

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Note 9 – Other Current Assets, page F-14.

8.	Regarding the balance of other receivables, tell us (a) if the employee advances include officer advances, (b) what the deposits were intended for, and (c) why the inter-company borrowing was not eliminated in consolidation.

RESPONSE:	The Company has informed us that (a) the advances did not include officer advances, (b) all advances were in cash for traveling and sales and marketing and (c) inter-company borrowing was not eliminated in consolidation because the borrowing was a funds flow between non-related companies and, as such, did not need to be eliminated under accounting principles applied by the Company.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 6

9.	Please revise to exclude restricted cash from your presentation of cash and cash equivalents and report its increase/ decrease within investing activities.

RESPONSE:	The Company has revised the Amendment to comply with this comment.

Note 5 – Advances to Suppliers, page 13
 Note 7 – Inventory, page 13

Note 9 – Property, Plant and Equipment, page 14

10.	With a view towards disclosure, tell us when you expect the suppliers to deliver the inventory and property, plant and equipment, for which you appear to have paid in full per Note 5. It is unclear to us why the advances have continued to increase since year- end without any corresponding deliveries from such suppliers.

RESPONSE:	The Company has amended the balance sheet and cash flow statement in the Amendment to present advances to suppliers for certain equipment and properties, which was not recorded as fixed assets due to unfinished installation and equipment commission. Additionally, the MD&A discussion has been revised to reflect that most of the advances to suppliers consisted of prepayments for raw materials, because Anhui Solar predicted that there will be a dramatic rise in price of raw materials in 2015. As a result, Anhui Solar made payments to three major suppliers in advance based on estimated sales for the year, so as to be able to lock in raw materials prices for this future period. As the period from January to March is not peak season for sales, Anhui Solar did not ask for major delivery of raw materials so as to avoid accumulation of stock and, as a result, the balance of advances to suppliers kept increasing in 2014 as compared to December 31, 2013.

Note 14- Major Suppliers and Customers, page 15

11.	Please clarify to disclose the number of suppliers which received more than 10% of your advances. Also disclose if any of them is a related party.

RESPONSE:	The Company has revised the Amendment to include the requested disclosure.

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If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites, Esq.

cc:	Emily Drazan, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Securities and Exchange Commission

Quan Ji, Chief Executive Officer
China Energy Technology Corp., Ltd.

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